UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*


                              TELEWEST GLOBAL, INC.
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                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)

                                    87956T107
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                                 (CUSIP Number)

                                Edward T. Dartley
                     W.R. Huff Asset Management Co., L.L.C.
                                  67 Park Place
                          Morristown, New Jersey  07960
                                 (973) 984-1233
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 24, 2005
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.         87956T107
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1.   Names of Reporting  Persons.  I.R.S.  Identification  Nos. of above persons
     (entities only):

                                 William R. Huff
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2.   Check the Appropriate Box if a Member of a Group (See Instructions):

     (a)                    Not
     (b)                 Applicable
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3.   SEC Use Only

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4.   Source of Funds (See Instructions):  Not Applicable
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5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e):
                Not Applicable
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6.   Citizenship or Place of Organization:  United States
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   Number of                          7. Sole Voting Power:               *
                                         ---------------------------------------
   Shares Beneficially                8. Shared Voting Power:             *
                                         ---------------------------------------
   Owned by
   Each Reporting                     9. Sole Dispositive Power:          *
                                         ---------------------------------------
   Person With                       10. Shared Dispositive Power:        *
                                         ---------------------------------------
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11.  Aggregate Amount Beneficially Owned by Each Reporting Person:   37,173,359
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12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions):             Not Applicable
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13.  Percent of Class Represented by Amount in Row (11):  15.2%*
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14.  Type of Reporting Person (See Instructions):  IA, IN
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*   W.R. Huff Asset Management Co., L.L.C., a Delaware limited liability company
("Huff Asset Management"), and certain other limited partnerships and limited liability companies affiliated with Huff Asset Management (together with Huff Asset Management, the "Huff Entities"), for their clients and/or on behalf of certain separately managed accounts (collectively, the "Accounts"), have been issued and/or have acquired, in the aggregate, 37,173,359 shares of common stock, par value $0.01 per share (the "Shares"), of Telewest Global, Inc., a Delaware corporation (the "Company"). William R. Huff possesses sole power to vote and direct the disposition of all securities of the Company held by or on behalf of the Huff Entities and/or the Accounts, subject to the internal screening and other securities law compliance procedures of the Huff Entities described below. The Huff Entities have in place appropriate internal screening procedures and other securities law compliance policies that from time to time require Mr. Huff to delegate to one or more employees of the Huff Entities transaction and/or securities disposition authority with respect to certain entities, including the Company. All such employees serve under the ultimate direction, control and authority of Mr. Huff. Thus, as of May 24, 2005, for the purposes of Reg. Section 240.13d-3, William R. Huff is deemed to beneficially own 37,173,359 Shares, or approximately 15.2% of the Shares deemed issued and outstanding as of that date. Mr. Huff's interest in the Shares is limited to his pecuniary interest, if any, in the Huff Entities and/or the Accounts. See Item 5 for further information.

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          Based upon information in the Company's Quarterly Report on Form 10-Q, as filed by the Company with the Securities and Exchange Commission on May 12, 2005, there were 245,080,629 Shares issued and outstanding as of May 10, 2005. As of May 24, 2005, the Huff Entities, for their clients and/or on behalf of the Accounts, have been issued and/or have acquired, in the aggregate, 37,173,359 Shares. William R. Huff possesses sole power to vote and direct the disposition of all securities of the Company held by or on behalf of the Huff Entities and/or the Accounts, subject to the internal screening and other securities law compliance procedures of the Huff Entities described below. Thus, as of May 24, 2005, for the purposes of Reg. Section 240.13d-3, William R. Huff is deemed to beneficially own 37,173,359 Shares, or approximately 15.2% of the Shares deemed issued and outstanding as of that date. Mr. Huff's interest in the Shares is limited to his pecuniary interest, if any, in the Huff Entities and/or the Accounts.

          The Huff Entities have in place appropriate internal screening procedures and other securities law compliance policies that from time to time require Mr. Huff to delegate to one or more employees of the Huff Entities transaction and/or securities disposition authority with respect to certain entities, including the Company. All such employees serve under the ultimate direction, control and authority of Mr. Huff.

          The following table details the transactions during the sixty days on or prior to May 24, 2005 in Shares, or securities convertible into, exercisable for or exchangeable for Shares, by Mr. Huff or any other person or entity controlled by him or any person or entity for which he possesses voting or investment control over the securities thereof (each of which were effected in an ordinary brokerage transaction):


                                   (Purchases)

                                      NONE

                                     (Sales)

          Date                       Quantity                      Price
          ----                       --------                      -----

     March 28, 2005                    11,469                    $17.2330
     April 6, 2005                     45,000                    $17.8429
     April 7, 2005                    195,000                    $18.2784
     April 15, 2005                    10,000                    $18.0332
     April 18, 2005                    30,000                    $18.3654
     April 22, 2005                   135,000                    $18.5947
     April 25, 2005                    75,000                    $18.4520
     April 26, 2005                    75,000                    $18.3574


         In addition to the transactions detailed in the above table, during the sixty days on or prior to May 24, 2005, Mr. Huff ceased to possess sole power to vote and direct the disposition of an aggregate of 1,918,305 Shares.

                                    Signature
                                    ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            May 26, 2005


                                            /s/ Bryan E. Bloom
                                            ------------------------------------
                                            Bryan E. Bloom  as  attorney-in-fact
                                            for William R. Huff,  on  behalf  of
                                            W.R.  Huff  Asset   Management  Co.,
                                            L.L.C., certain limited partnerships
                                            and   limited  liability   companies
                                            affiliated   with  W.R.  Huff  Asset
                                            Management Co.,  L.L.C.  and certain
                                            separately managed accounts.



Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).